UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.  )
Under the Securities Exchange Act of 1934

Gas Natural Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

367204104
 (CUSIP Number)

David Maryles
Managing Director, Legal & Compliance
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055
(212) 810-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367204104	13D	Page 2 of 5 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BlackRock, Inc. (TIN: 23-0174431)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
OO ‒ Funds of investment advisory clients.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
40,531
	8.	SHARED VOTING POWER
0 (*)
	9.	SOLE DISPOSITIVE POWER
40,531
	10.	SHARED DISPOSITIVE POWER
0 (*)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,531 (*)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☒ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (*)
14.	TYPE OF REPORTING PERSON (see instructions)
HC

___________________________________________
*	See Item 5 herein. Based on the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, there were 10,519,728 shares of Common Stock issued and outstanding as of May 8, 2017.

CUSIP No. 367204104	13D	Page 3 of 5 Pages
EXPLANATORY NOTE
Reference is hereby made to the Schedule 13D in respect of shares of common stock, $0.15 par value (the “Common Stock”), of Gas Natural Inc. (the “Issuer”) filed on behalf of (i) FR Bison Merger Sub, Inc. (“Merger Sub”), (ii) FR Bison Holdings, Inc. (“FR Bison”), (iii) First Reserve Energy Infrastructure Fund II, L.P. (“FREIF II”), (iv) FREIF II Echo AIV, L.P. (“AIV”), (v) First Reserve Energy Infrastructure GP II, L.P. (“FREI GP”), (vi) First Reserve Energy Infrastructure GP II Limited (“FREI GP II” and together with Merger Sub, FR Bison, FREIF II, AIV and FREI GP, the “FREI Filers”), and (vii) William E. Macaulay on December 9, 2016 (the “Original Schedule 13D”) with the U.S. Securities and Exchange Commission, as amended on February 22, 2017 (together with the Original Schedule 13D, the “FREI Schedule 13D”). Capitalized terms used herein but not defined herein have the respective meanings defined in the FREI Schedule 13D. On June 2, 2017, BlackRock, Inc. (“BlackRock”) acquired direct or indirect control of First Reserve Energy Infrastructure Funds, the equity infrastructure franchise of First Reserve, pursuant to the terms of a Purchase and Sale Agreement, dated as of January 27, 2017 (the “FREIF Acquisition”). As a result of the FREIF Acquisition, BlackRock acquired indirect control of each of the FREI Filers, and BlackRock may be deemed to have acquired beneficial ownership of the Common Stock that may be deemed to be beneficially owned by the FREI Filers, including those shares that may be deemed beneficially owned by the FREI Filers pursuant to the Support Agreement (as described in Item 4 of the FREI Schedule 13D). To the extent applicable, the FREI Schedule 13D, as modified by this filing, is hereby adopted as BlackRock’s initial statement of beneficial ownership on Schedule 13D (this “Initial Statement”) in respect of the Common Stock of the Issuer. Annex D lists the executive officers and directors of Merger Sub, FR Bison, and FREI GP II after giving effect to changes made upon the effectiveness of the FREIF Acquisition, and such disclosure replaces the equivalent disclosure in the Original Schedule 13D to the extent applicable to this Initial Statement. The FREI Schedule 13D shall remain in effect in respect of the FREI Filers. On June 6, 2017, Mr. Macaulay amended his Schedule 13D to report that on June 2, 2017, he ceased to be a beneficial owner of more than 5% of the Common Stock.
On December 23, 2016, the Issuer entered into a memorandum of understanding (the “Memorandum of Understanding”) with Alison D. Masters providing for the settlement of the claims raised in the Masters Complaint. In the Memorandum of Understanding, the Issuer agreed to make certain supplemental disclosures to its shareholders solely for the purpose of minimizing the time, burden, and expense of litigation. The Memorandum of Understanding provides that, in exchange for making these disclosures, defendants, including the FREI Filers, will receive, after notice to potential class members and upon court approval, a customary release of claims relating to the Merger. The parties subsequently entered into a Stipulation of Settlement on March 7, 2017. On March 15, 2017, the district court entered an order preliminarily approving the class settlement and scheduled a final settlement hearing for July 5, 2017. The proposed settlement is currently pending court approval. As disclosed in the Original Schedule 13D, that filing was made in connection with the claims made in the Masters Complaint, and each of the FREI Filers disclaimed beneficial ownership of the shares of Common Stock owned by the Stockholder.
As a result of the FREIF Acquisition, BlackRock may be deemed to have acquired beneficial ownership of the shares of Common Stock that may be deemed beneficially owned by the FREI Filers. Except to the extent that BlackRock acquired indirect control of the FREI Filers in the FREIF Acquisition and such FREI Filers have made certain disclosure in the FREI Schedule 13D, BlackRock did not acquire any such beneficial ownership with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. BlackRock subsidiaries, other than the FREI Filers, as the investment advisers to certain client accounts, hold beneficial ownership of Common Stock in their ordinary course of business, not with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, and not in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer.
Item 2. Identity and Background.
For purposes of this Initial Statement, Item 2 of the FREI Schedule 13D is hereby supplemented with the following:
(a) – (c) and (f)
BlackRock is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. BlackRock, through its subsidiaries, offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts. In addition, BlackRock, through its subsidiaries, provides market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution. The principal office and business address of BlackRock is 55 East 52nd Street, New York, NY 10055.

CUSIP No. 367204104	13D	Page 4 of 5 Pages

Current information concerning the identity and background of each executive officer and director of BlackRock is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.
(d) and (e)
During the last five years, none of BlackRock or, to the best of its knowledge, any of the Covered Persons has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Annex C, attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Neither the present filing nor anything contained herein shall be construed as an admission that BlackRock constitutes a “person” for any purposes other than Section 13(d) of the Exchange Act.
Item 3. Source and Amount of Funds or Other Consideration.
For purposes of this Initial Statement, Item 3 of the FREI Schedule 13D is hereby supplemented with the following:
In addition to any acquisition of beneficial ownership that may be deemed to have arisen from the FREIF Acquisition described in the Explanatory Note above, as of June 7, 2017, BlackRock, in its role as the ultimate parent of investment advisers to certain client accounts, held beneficial ownership of 40,531 shares of Common Stock acquired prior to such date for an aggregate purchase price of $374,730.17. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of BlackRock’s investment adviser subsidiaries.
Item 5. Interest in Securities of the Issuer.
For purposes of this Initial Statement, Item 5 of the FREI Schedule 13D is hereby supplemented with the following:
(a) and (b)
As result of the FREIF Acquisition described in the Explanatory Note, which is incorporated herein by reference, BlackRock may be deemed to beneficially own and share the power to vote and dispose of the shares of Common Stock held by the Stockholder pursuant to the Support Agreement, which is described in Item 3 of the FREI Schedule 13D and incorporated herein by reference. BlackRock expressly disclaims beneficial ownership of such shares of Common Stock held by the Stockholder, which were disclaimed by the FREI Filers in the FREI Schedule 13D. BlackRock disclaims any membership or participation in a “group” (as such term is used in Section 13(d) of the Exchange Act and the rules thereunder) with the FREI Filers, their affiliates and/or any parties to the Support Agreement.
Further, BlackRock’s subsidiaries have beneficial ownership of 40,531 shares of Common Stock. BlackRock has the power to vote and dispose of these shares of Common Stock.
Except as set forth herein, neither BlackRock nor, to the best of its knowledge, the Covered Persons beneficially owned any shares of Common Stock of the Issuer as of June 7, 2017, the nearest practicable date prior to the filing of this Initial Statement.
(c) Annex B, attached hereto, sets forth transactions in the Common Stock that were effected during the 60-day period ended June 7, 2017, the nearest practicable date prior to the filing of this Initial Statement. The transactions in the Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.
Except as set forth in this Initial Statement, neither BlackRock nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction in any shares of Common Stock during the 60-day period ended June 7, 2017.
(d) Except for investment advisory clients of BlackRock’s subsidiaries, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, no other person is known by BlackRock to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be beneficially owned by BlackRock.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 12, 2017
BlackRock, Inc.

By:	/s/ David Maryles
Name: David Maryles
Title: Managing Director, Legal & Compliance

Annex A
The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).
Executive Officers

Name	Position	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	55 East 52nd Street New York, NY 10055	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	55 East 52nd Street New York, NY 10055	U.S.

Robert L. Goldstein	Senior Managing Director and Chief Operating Officer	55 East 52nd Street New York, NY 10055	U.S.

David J. Blumer	Senior Managing Director and Head of Europe, Middle East and Africa	Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	Switzerland

Robert W. Fairbairn	Senior Managing Director and Head of Strategic Partner Program	55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Global Head of Multi-Asset Strategies	55 East 52nd Street New York, NY 10055	U.S.

Mark S. McCombe	Senior Managing Director and Global Head of BlackRock Alternative Investors	55 East 52nd Street New York, NY 10055	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	40 East 52nd Street New York, NY 10028	U.S.

Jeffrey A. Smith	Senior Managing Director and Head of Global Human Resources	55 East 52nd Street New York, NY 10055	U.S.

Ryan D. Stork	Senior Managing Director and Chairman of BlackRock Asia Pacific	16/F Champion Tower 3 Garden Road Central, Hong Kong	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship

Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Abdlatif Al-Hamad	Arab Fund for Economic & Social Development – Chairman, Director General	Arab Fund for Economic & Social Development Airport Boulevard Shuwaikh, Kuwait	Kuwait
A-1

Name	Principal Occupation or Employment	Business Address	Citizenship

Mathis Cabiallavetta	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

William S. Demchak	The PNC Financial Services Group, Inc. – President, Chairman and CEO	The PNC Financial Services Group, Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	U.S.

Murry S. Gerber	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

James Grosfeld	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Sir Deryck Maughan	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Gordon M. Nixon	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. – Chief Executive Officer and Board Member	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Ivan G. Seidenberg	Retired	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

John S. Varley	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Pamela Daley	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Jessica Einhorn	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. – President and Chief Executive Officer	The Estée Lauder Companies Inc. 767 Fifth Avenue, 40th Floor New York, NY 10153	Italy & U.S.

Cheryl D. Mills	BlackIvy Group – Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. – Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Susan L. Wagner	Public Company Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.
A-2

Annex B
Transactions in Class A Common Stock
(60-day period ended on June 7, 2017)

Legal Entity	Trade Date	Amount	Trade Price	BUY/SELL	Execution Type
BlackRock Fund Advisors	March 16, 2017	12	$12.60	BUY	ETF Create
BlackRock Fund Advisors	March 20, 2017	12	$12.65	BUY	ETF Create
BlackRock Fund Advisors	March 23, 2017	8	$12.70	BUY	ETF Create
BlackRock Fund Advisors	March 27, 2017	43	$12.65	BUY	ETF Create
BlackRock Fund Advisors	March 28, 2017	22	$12.61	BUY	ETF Create
BlackRock Fund Advisors	March 30, 2017	13	$12.60	BUY	ETF Create
BlackRock Investment Management, LLC	March 31, 2017	86	$12.70	BUY	NYSE MKT
BlackRock Investment Management, LLC	March 31, 2017	10	$12.70	BUY	NYSE MKT
BlackRock Fund Advisors	April 3, 2017	-510	$12.65	SELL	ETF Redeem
BlackRock Fund Advisors	April 3, 2017	1	$12.65	BUY	ETF Create
BlackRock Fund Advisors	April 4, 2017	1	$12.60	BUY	ETF Create
BlackRock Fund Advisors	April 5, 2017	59	$12.65	BUY	ETF Create
BlackRock Fund Advisors	April 11, 2017	8	$12.55	BUY	ETF Create
BlackRock Fund Advisors	April 11, 2017	-6	$12.55	SELL	ETF Redeem
BlackRock Fund Advisors	April 13, 2017	11	$12.60	BUY	ETF Create
BlackRock Fund Advisors	April 18, 2017	13	$12.56	BUY	ETF Create
BlackRock Fund Advisors	April 20, 2017	-170	$12.60	SELL	ETF Redeem
BlackRock Fund Advisors	April 20, 2017	7	$12.60	BUY	ETF Create
BlackRock Fund Advisors	April 21, 2017	11	$12.55	BUY	ETF Create
BlackRock Fund Advisors	April 25, 2017	7	$12.55	BUY	ETF Create
BlackRock Fund Advisors	April 27, 2017	4	$12.50	BUY	ETF Create
BlackRock Fund Advisors	May 1, 2017	170	$12.50	BUY	ETF Create
BlackRock Fund Advisors	May 1, 2017	7	$12.50	BUY	ETF Create
BlackRock Fund Advisors	May 2, 2017	-340	$12.55	SELL	ETF Redeem
BlackRock Fund Advisors	May 2, 2017	5	$12.55	BUY	ETF Create
BlackRock Fund Advisors	May 3, 2017	5	$12.55	BUY	ETF Create
BlackRock Fund Advisors	May 4, 2017	2	$12.60	BUY	ETF Create
BlackRock Fund Advisors	May 4, 2017	-2	$12.60	SELL	ETF Redeem
BlackRock Fund Advisors	May 5, 2017	4	$12.60	BUY	ETF Create
BlackRock Fund Advisors	May 8, 2017	6	$12.65	BUY	ETF Create
BlackRock Fund Advisors	May 9, 2017	7	$12.65	BUY	ETF Create
BlackRock Fund Advisors	May 10, 2017	28	$12.65	BUY	ETF Create
BlackRock Fund Advisors	May 10, 2017	10	$12.65	BUY	ETF Create
BlackRock Fund Advisors	May 12, 2017	-22	$12.65	SELL	ETF Redeem
BlackRock Fund Advisors	May 15, 2017	5	$12.68	BUY	ETF Create
BlackRock Fund Advisors	May 16, 2017	10	$12.65	BUY	ETF Create
BlackRock Fund Advisors	May 26, 2017	21	$12.70	BUY	ETF Create
BlackRock Fund Advisors	May 30, 2017	8	$12.70	BUY	ETF Create
BlackRock Fund Advisors	June 1, 2017	7	$12.65	BUY	ETF Create
BlackRock Fund Advisors	June 1, 2017	5	$12.65	BUY	ETF Create
BlackRock Fund Advisors	June 6, 2017	3	$12.70	BUY	ETF Create
BlackRock Fund Advisors	June 6, 2017	4	$12.70	BUY	ETF Create
BlackRock Fund Advisors	June 7, 2017	-1	$12.70	SELL	ETF Redeem
B-1

Annex C
On January 17, 2017, BlackRock, Inc. (“BlackRock”) reached an agreement with the U.S. Securities and Exchange Commission (the “SEC”), resolving a matter regarding a provision in an old version of BlackRock’s form employee separation agreement that the SEC found violated the Dodd Frank Act’s whistleblower provisions. In the settlement with the SEC, BlackRock agreed to pay a $340,000 penalty and consented to the entry of an Administrative Order containing a finding that BlackRock violated Rule 21F-17 under the Securities Exchange Act of 1934 and ordering BlackRock to cease and desist from committing or causing any violations and any future violations of Rule 21F-17.
C-1

Annex D
For purposes of this Initial Statement, Annex A of the FREI Schedule 13D is hereby amended and restated with the following:
The following is a list of the executive officers and directors of (i) FR Bison Merger Sub, Inc. (“Merger Sub”), (ii) FR Bison Holdings, Inc. (“FR Bison”), and (iii) First Reserve Energy Infrastructure GP II Limited (“FREI GP II”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person.
Merger Sub and FR Bison
Name	Position	Business Address	Citizenship

Matthew S. Raben	Vice President, Secretary and Director	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

Ryan A. Shockley	President, Treasurer and Director	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

FREI GP II
Name	Position	Business Address	Citizenship

James C. Berner	Managing Director	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

Adi J. Blum	Managing Director	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

Jonathan B. Boffi	Vice President	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

Laura Butler	Director and Controller	One Lafayette Place, Third Floor Greenwich, CT 06830	Ireland

Cathleen M. Ellsworth	Managing Director and Director	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

Eduard B. Fidler	Director	Drapers Gardens, 12 Throgmorton Avenue London EC2N 2DL United Kingdom	Canada

Mark B. Florian	Managing Director and Director	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

Robert S. Hanna	Asset Manager	600 Travis Street, Suite 6000 Houston, TX 77002	U.S.

Lucas W. Markelon	Assistant Controller	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

Luke F. O’Keefe	Asset Manager	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

Tomas Peshkatari	Director	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

Matthew S. Raben	Managing Director and Assistant Secretary	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

Eduard Ruijs	Managing Director	Drapers Gardens, 12 Throgmorton Avenue London EC2N 2DL United Kingdom	Netherlands

Mark S. Saxe	Managing Director	600 Travis Street, Suite 6000 Houston, TX 77002	U.S.
D-1

Name	Position	Business Address	Citizenship

Ryan A. Shockley	Managing Director	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

Christian A. Synetos	Vice President	Drapers Gardens, 12 Throgmorton Avenue London EC2N 2DL United Kingdom	Germany

Douglas Vaccari	Vice President	600 Travis Street, Suite 6000 Houston, TX 77002	U.S.

Timothy F. Vincent	Managing Director	One Lafayette Place, Third Floor Greenwich, CT 06830	U.S.

D-2